Exhibit 1.01

OLIN CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2020 to December 31, 2020

This Specialized Disclosure Report (this “Report”) of Olin Corporation (“Olin” or “we”) has been prepared to comply with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2020.

The Rule requires us to disclose certain information when we manufacture or contract to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (such minerals and derivatives, the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described below, our Winchester business segment manufactures products for which some of the Conflict Minerals are necessary to the functionality.

I.Company Overview
Olin is a manufacturer concentrated in three business segments: Chlor Alkali Products and Vinyls, Epoxy and Winchester. Winchester, with its principal manufacturing facilities in Illinois and Mississippi, produces and distributes sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components and industrial cartridges. In addition to the Illinois and Mississippi locations, on October 1, 2020, Winchester assumed full management and operational control of the Lake City Army Ammunition Plant in Independence, Missouri. Our Chlor Alkali Products and Vinyls business segment manufactures and sells chlorine and caustic soda, ethylene dichloride and vinyl chloride monomer, methyl chloride, methylene chloride, chloroform, carbon tetrachloride, perchloroethylene, trichloroethylene, hydrochloric acid, hydrogen, bleach products and potassium hydroxide. The Epoxy segment produces and sells a full range of epoxy materials and precursors, including aromatics (acetone, bisphenol, cumene and phenol), allyl chloride, epichlorohydrin, liquid epoxy resins, solid epoxy resins and downstream products such as converted epoxy resins and additives. Certain operations currently falling under the Chlor Alkali Products and Vinyls business segment and the Epoxy business segment were acquired by Olin in a transaction with Dow Inc. (formerly known as The Dow Chemical Company) which closed on October 5, 2015. Based on our internal assessment, Winchester appears to be our only business segment that manufactures or contracts to manufacture products for which a Conflict Mineral is necessary to the functionality or production.

II.Products Covered by this Report
Based on the nature of our products, and a review of our specification sheets and/or product information, we determined that the ammunition products produced by our Winchester business segment are the only products we manufacture or contract for manufacture for which a Conflict Mineral is necessary to the functionality or production. Therefore, this Report relates to those ammunition products: (i) for which Conflict Minerals are necessary to the functionality or production; (ii) that we manufactured, or contracted to be manufactured; and (iii) for which manufacturing was completed during the calendar year 2020 (the “Covered Products”). The Covered Products also include ammunition products manufactured at the facility that we assumed control of on October 1, 2020 that contain conflict minerals. Each Covered Product is identified below by its Stock Keeping Unit (“SKU”) and type of ammunition:

Types of Ammunition
Centerfire Ammunition SKU	Shot Shell SKU	Rimfire Ammunition SKU
GA3232	SXP12	X22MHLF
Q3297	SXP123	X22LRHLF
Q3262	RA1200SF	X17W15PLF
SC556NT	RA12RSSF	S17HMR1LF
X223RT	SCXR123
SC9NT	Q1539
SC40NT	Q1542
SC45NT	SWXR122
SC38NT	SWXR123B
RA9SF	SWXR12B
Q4342	SWXR12L2
RA357SSF	SWXR12L4
RA45GSF	SWXR12LB
RA45SF	SPM12XR6
RA223SF	SPM20XR6
Q3281	B193921237
RA9SF1	B193921230
Q4346	B193921247
GQ4338	B193921240
RA40SF	B193922037
Q4341	B193922030
Q4361	B193924139
GQ4375	XRB1325
S223RLF	B193431233
S22250RLF	B193432033
S204RLF	B193431230

Types of Ammunition
Centerfire Ammunition SKU	Shot Shell SKU	Rimfire Ammunition SKU
WCC223WS10CTN20	B193431240
XMA531MS	B193431232
LCC193SC01BK200	B193431242
152003	B193432032
A122	SWB1234
A555/SM	SWB2034
B192802234
A552/SM
A557/SM
152004
HRT556300Y
HRT223150Y
A071/GY
A165/CQ
LCC080SB02SKD
A143/AL
A131/AH
A255/1K
A257/IJ
A059/GZ
WM80
WM193150
WM193200
Q3131KY
WM193K
WM193500
WM193DRUM
WM1931000
WM855150
WM855200
USA855K
WM855K
WM855500
WM8551000
W223150
W223200
USA223R1KY
W223DRUM
W2231000

Types of Ammunition
Centerfire Ammunition SKU	Shot Shell SKU	Rimfire Ammunition SKU
WCC223WS10BK1000
WCC223WS10BP200
152002

III.Olin’s Conflict Minerals Policy

We adopted a policy relating to our use of Conflict Minerals (the “Policy”), incorporating the standards set forth in the OECD Guidance. Our Policy provides that we will require suppliers of Conflict Minerals to provide reasonable assistance in determining the sources of the Conflict Minerals. Under our Policy, we will encourage our suppliers to adopt a due diligence process in accordance with the OECD Guidance and to take actions towards sourcing responsibly. Our Policy ensures that we are committed to working toward avoiding the use, within our supply chain, of Conflict Minerals that finance or benefit armed groups in the Covered Countries. To the extent a supplier cannot or will not adhere to the Policy, we intend to limit purchases from such supplier to the extent practicable or seek alternative suppliers where commercially feasible.

IV.Olin’s Reasonable Country of Origin Inquiry
Because we determined that some of the Conflict Minerals are necessary to the production of the Covered Products, as required by the Rule, we conducted a reasonable country of origin inquiry (“RCOI”) regarding the source of the Conflict Minerals. Our RCOI was reasonably designed to determine whether any of the Conflict Minerals used in the Covered Products originated in the Covered Countries, and if so, whether any of the Conflict Minerals were from recycled or scrap sources. The team conducting our RCOI included legal counsel from our Winchester business segment, as well as Winchester product managers, members of Winchester’s engineering team and the Metals Commodity Manager from Winchester’s purchasing department.

Each product manufactured or contracted to be manufactured by Winchester has a manufacturing process data page (“Data Page”) that summarizes the characteristics of the product, including the materials required to manufacture the product. Our RCOI team examined the Data Pages for each Winchester product to determine which product specifications include a Conflict Mineral. The products identified from this review are the Covered Products, which are listed in the table above. For all other products, the specifications do not include tin, tungsten or any other Conflict Mineral. Some of our products with specifications that do not include any Conflict Mineral are manufactured using recycled materials, which will include traces of unwanted tin, tungsten or other minerals or derivatives. For all products using recycled metals, the Data Pages limit the amount of tin, tungsten or other impurities that can be included to a very small quantity. For these products, tin, tungsten and other Conflict Minerals are not necessary to the functionality or production, but in fact are undesirable byproducts of the use of recycled metals.

After the RCOI team assembled the list of the Covered Products, the Metals Commodity Manager identified the suppliers for each Covered Product from our database (collectively, the

“Suppliers”). In April and May of 2021, we sent a written inquiry to each of the Suppliers. We asked the Suppliers to indicate:

•whether any Conflict Mineral included in any component sold to Olin originated in a Covered Country, and if so, whether such Conflict Minerals were from recycled or scrap sources;
•the identity of their suppliers and whether the Suppliers had received completed Templates (defined below) from all of their suppliers; and
•a list of the smelters used by the Supplier or their suppliers, the locations of such smelters’ facilities, and whether those smelters have been validated in accordance with the RMAP (defined below).

Our inquiry also asked the Suppliers to complete a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template, version 6.01 (the “Template”). The Template was developed by the RMI to facilitate disclosure and communication of information regarding smelters which provide material to a company’s supply chain. It includes questions regarding each Supplier’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters the Supplier (and its suppliers) use.

Based on the responses we received from the Suppliers, we proceeded to engage in due diligence regarding the sources and chain of custody of the Conflict Minerals contained in the Covered Products.

V.Due Diligence Process
After conducting our RCOI, our team exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were modeled on the framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Our due diligence exercise primarily consisted of (1) reviewing the responses we received from our Suppliers, (2) verifying their representations, and (3) conducting additional research for information that their responses lacked.

A.    Results of Supplier Inquiries

We received responses from the eight Suppliers in April and May of 2021, with the last response received on May 25, 2021. All eight of our Suppliers indicated that they do not source Conflict Minerals directly from the Covered Countries, but instead source directly from smelters or through other suppliers. As a result, our due diligence efforts to identify the original sources of the Conflict Minerals provided by our Suppliers are based on the information we solicited from such Suppliers. In these instances, the information-gathering process involves the Suppliers’ own efforts to retrieve information from their smelters or other suppliers. Therefore, we must rely on these Suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. We recognize that this process may result in inaccurate or incomplete information.

For the smelters identified in responses from our Suppliers, a member of our legal staff compared smelters identified in the reporting templates against the list of smelter facilities which have been identified by the Responsible Minerals Initiative, formerly the Conflict Free Sourcing Initiative, on its list for conformant smelters. Based on this review, we concluded that all nineteen (19) smelters identified by the Suppliers have been validated as compliant in accordance with the Responsible Minerals Assurance Process (“RMAP”) provided by RMI and are listed on RMI’s list for conformant smelters.

B.    Determination
In some instances we received conflicting or incomplete information regarding the smelter facilities utilized to process the Conflict Minerals included in our Covered Products. At least two Suppliers had not received responses from all of their suppliers. In some cases, we received insufficient information regarding the mine(s) or source(s) of origin of those Conflict Minerals.

We evaluated each Supplier response and, where possible, we validated it to determine sufficiency, accuracy or completeness. Based on this assessment and the results of our other due diligence measures, we currently do not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals included in our Covered Products.

The Securities and Exchange Commission (the “SEC”) recognizes that, “as a practical matter, it is very difficult, if not impossible, to trace conflict minerals to their mine or other location of origin after columbite-tantalite, cassiterite, and wolframite have been smelted initially and after gold has been refined initially other than through the smelter or refinery” (Conflict Minerals, Exchange Act Release No. 34-67716, 17 CFR Parts 240 and 249b (Aug. 22, 2012)). In this situation, the SEC provided that we need only to “describe the processing facilities if they are known…and do not have to disclose the country of origin” (Id.). The information provided by our Suppliers identified the smelters they used, but we are unable to ascertain all of the countries of origin of the Conflict Minerals sourced by the Suppliers and their respective smelters.

Based on the information provided by the Suppliers and otherwise obtained through the due diligence process, we have constructed, to the extent reasonably determinable by us, the following table regarding the Conflict Minerals included in our Covered Products:

Metal	Smelter	Smelter Facility Location	RMI’s Conformant Smelters list / Active Smelters list
Tin	China Tin Group Co., Ltd.	China	Yes
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd.	China	Yes
Tin	Cookson Alpha Metals (Shenzhen) Co. Ltd.	USA	Yes
Tin	EM Vinto	Bolivia	Yes
Tin	Fenix Metals	Poland	Yes
Gold	Geib Refining Corporation	USA	Yes
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Yes
Tin	Metallo Belgium N.V.	Belgium	Yes
Tin	Mineraçᾶo Taboca S.A.	Brazil	Yes
Tin	Minsur	Peru	Yes
Tin	Operaciones Metalurgical S.A.	Bolivia	Yes
Tin	PT Artha Cipta Langgeng	Indonesia	Yes
Tin	PT Mitra Stania Prima	Indonesia	Yes
Tin	PT Refined Bangka Tin	Indonesia	Yes
Tin	PT Timah Tbk Kundur	Indonesia	Yes
Tin	PT Timah Tbk Mentok	Indonesia	Yes
Tin	Thaisarco	Thailand	Yes
Tin	Tin Technology & Refining	USA	Yes
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	Yes

C.    Future Due Diligence Measures

During the 2021 calendar year, we are continuing to engage in the activities described above, including our efforts to resolve inconsistencies and incomplete responses in the reports from our Suppliers. We will continue to request that our Suppliers use the RMI’s Conflict Minerals Reporting Template.